                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                        Syncor International Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.05 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   87157J106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Gene R. McGrevin
             10697 Bell Road, Duluth, Georgia 30155, (770) 497-0307
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                October 8, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement[]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Page 1 of 5 Pages

                              AMENDMENT NO. 1 TO

                                 SCHEDULE 13D



--------------------                                                                  ------------
CUSIP No.  87157J106                                                                     Page 2
--------------------                                                                  ------------
-------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GENE R. MCGREVIN               S.S. # ###-##-####
-------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (a) [ ]
                                                                                               (b) [ ]
         NOT APPLICABLE
-------------------------------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         SC
-------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)   [ ]


-------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES CITIZENSHIP
-------------------------------------------------------------------------------------------------------

           NUMBER OF                     7               SOLE VOTING POWER
            SHARES                                                             0
         BENEFICIALLY                ------------------------------------------------------------------
           OWNED BY                      8               SHARED VOTING POWER
             EACH                                                              0
           REPORTING                 ------------------------------------------------------------------
            PERSON                       9               SOLE DISPOSITIVE POWER
             WITH                                                              0
                                     ------------------------------------------------------------------
                                         10              SHARED DISPOSITIVE POWER
                                                                               0
-------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         5,983.85 UNITS OF INTEREST IN THE ESOP TRUST OF SYNCOR INTERNATIONAL CORPORATION
-------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                    [ ]


-------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .1%
-------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
-------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              AMENDMENT NO. 1 TO

CUSIP NO. 87157J106              SCHEDULE 13D                           PAGE 3


                                  INTRODUCTION



     This Statement constitutes amendment number one to the initial filing for Gene R. McGrevin.

ITEM 1.  SECURITY AND ISSUER.

     The class of equity securities to which this Statement relates is the Issuer's Common Stock, $0.05 par value per share. The Issuer is Syncor International Corporation and its principal executive offices are located at 20001 Prairie Street, Chatsworth, CA 91311-2185.


ITEM 2.  IDENTITY AND BACKGROUND.

      (a)     Gene R. McGrevin

      (b)     Residence:  10697 Bell Road, Duluth, GA  30155

      (c)     Mr. McGrevin is retired.

      (d),(e) Legal/Civil Proceedings - Mr. McGrevin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      (f)     United States Citizenship


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Issuer utilized its owns funds to repurchase the shares and options owned by Mr. McGrevin.

ITEM 4.  PURPOSE OF TRANSACTION.

     Mr. McGrevin sold his shares and options to increase his liquidity and to pay certain taxes.

                              AMENDMENT NO. 1 TO

CUSIP NO. 87157J106              SCHEDULE 13D                             PAGE 4


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Beneficial Ownership:

            (i) Aggregate number of shares beneficially owned:

                     Mr. McGrevin holds 5,983.85 units of interest in the ESOP Trust of Syncor International Corporation

            (ii) Percentage of shares beneficially owned:  .1%**

     (b) Nature of Ownership:

            (i) Number of shares beneficially owned with sole voting and dispositive power: None.

            (ii) Number of shares beneficially owned with shared
                 voting or dispositive power:  None.

     (c) Transactions in the last sixty days include the sale of 649,000 shares and 60,000 vested options in October, 1996 to Syncor International Corporation as follows:

            (i) 644,000 shares at a price of $9.75 per share sold on October 8, 1996

            (ii) 2,500 shares at a price of $11.25 per share sold on October 15, 1996

            (iii) 2,500 shares at a price of $11.125 per share sold on October 15, 1996

            (iv) Options for 60,000 shares at a price of $.625 per share sold on October 8, 1996.

      (d) To the knowledge of Mr. McGrevin, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

      (e) Mr. McGrevin ceased to be the beneficial owner of more than five percent of the securities of Syncor International Corporation on October 8, 1996.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None.
-----------------------------
** Based on 10,119,826 shares outstanding as of 8/9/96 as reported in Form 10-Q of Syncor International Corporation for the quarter ended 6/30/96.

                              AMENDMENT NO. 1 TO

CUSIP NO. 87157J106              SCHEDULE 13D                             PAGE 5




ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      None.



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 24, 1996


                                             By:  /s/  Gene R. McGrevin
                                                -------------------------------
                                             Name:  Gene R. McGrevin